FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani
Akihiko Toyotani
General Manager of Finance Division
Date: June 6, 2007

Information furnished on this form :

EXHIBITS

Exhibit Number
1.	Notice of the 53rd Ordinary General Meeting of Shareholders

2.	Report for the year ended March 31, 2007 (Accompanying Materials for the 53rd Ordinary General Meeting of Shareholders)

Notice of the 53rd Ordinary General Meeting of Shareholders

to be held in Kyoto, Japan on June 27, 2007

Kyocera Corporation

6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

Notice:

1.	This is an English translation from Japanese language of the Notice of the 53rd Ordinary General Meeting of Shareholders distributed to shareholders in Japan. The translation is prepared solely for reference and convenience of foreign shareholders. In the case of any discrepancy between this translation and the Japanese original, the latter shall prevail.

2.	The Notice of Resolution for the 53rd Ordinary General Meeting of Shareholders will be available at the following website of Kyocera Corporation within 5 days after the Meeting.

http://global.kyocera.com/ir/s_info.html

June 6, 2007

To Our Shareholders:

Notice of the 53rd Ordinary General Meeting of Shareholders

This is to inform you that Kyocera Corporation (the “Company”) will hold its 53rd Ordinary General Meeting of Shareholders, as described below, which you are cordially invited to attend.

If you are unable to attend the meeting, please exercise your voting rights in written form or through electronic methods, after examining the attached reference materials for general meeting of shareholders, no later than 5:30 p.m. Tuesday, June 26, 2007, Japan time.

1. Time and Date:	10:00 a.m. on Wednesday, June 27, 2007, Japan time

2. Place:	20th Floor Event Hall at the head office of the Company,
6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

3. Purpose of the Meeting:

Matters to be reported upon:

1.	Reporting of the substance of the business report, the consolidated financial statements and the result of audit of consolidated financial statements by the Accounting Auditor and the Board of Corporate Auditors for the year ended March 31, 2007; and

2.	Reporting of the substance of the non-consolidated financial statements for the year ended March 31, 2007

Matters to be resolved:

Agendum No. 1:	Disposition of Surplus

Agendum No. 2:	Election of twelve (12) Directors

Agendum No. 3:	Election of one (1) Corporate Auditor

Agendum No. 4:	Election of Accounting Auditor

Agendum No. 5:	Bonuses to Directors and Corporate Auditors

Agendum No. 6:	Payment of retirement allowance to a retiring Director

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4. Matters relating to the Convocation:

[Treatment in case of multiple exercises of voting rights by a shareholder]

(1)	In the event that any shareholder exercises voting rights in written form as well as through electronic methods (the Internet, etc.), the exercise of voting rights through electronic methods shall supersede as the effective exercise of the voting rights.

(2)	In the event of multiple exercises of voting rights through electronic methods (the Internet, etc.) by any shareholder, the last exercise of voting rights through electronic methods shall supersede as the effective exercise of the voting rights.

Very truly yours,

KYOCERA CORPORATION

Makoto Kawamura
President and Representative Director

Notes:

1.	If you attend the Meeting, please submit the enclosed form for exercising voting rights to the receptionist.

2.	In the event that any change is necessary in the reference documents for the General Meeting of Shareholders, the business report, the consolidated financial statements and the non-consolidated financial statements, the Company shall give notice thereof to shareholders by posting it on the Company’s website http://global.kyocera.com/ir/index.html), which can be accessed through the Internet.

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Reference Materials for General Meeting of Shareholders

Agenda and References are as follows:

Agendum No. 1: Disposition of Surplus

The Company considers that the best way to respond to shareholders’ expectations is to improve the consolidated performance, thus enhancing the corporate value, of the Company into the future.

The Company takes strongly into consideration the linkage between dividend amounts and the consolidated performance of the Company and has implemented a dividend policy aiming for a consolidated dividend ratio of approximately 20% to 25%. In addition, the Company determines dividend amounts based on an overall assessment, taking into consideration various factors including the amount of capital expenditures necessary for the medium to long-term growth of the Company.

Pursuant to this policy and based on performance through the year ended March 31, 2007, the Company proposes a year-end dividend for the year ended March 31, 2007 of 60 yen per share, a 10 yen increase as compared with the year ended March 31, 2006. When aggregated with the interim dividend in the amount of 50 yen, the total annual dividend amount will be 110 yen per share.

The Company also proposes that other general reserve shall be set aside, in order to take into account the necessary reserve amounts for creation of new businesses, development of new markets and new technologies and acquisition of outside management resources needed to achieve stable and sustainable corporate growth of the Company.

The proposed disposition of surplus is as follows:

1.	Matters relating to Year-end Dividend

(1)	Type of assets distributed as dividend: Cash

(2)	Matters with respect to allocation to shareholders of assets distributed as dividend and aggregate amount thereof:

60 yen per share of Common Stock of the Company.

The aggregate amount thereof shall be 11,318,945,340 yen.

(3)	Effective Date of Distribution of the Surplus: June 28, 2007

2.	Matters relating to Other General Reserve

(1)	Category of surplus to increase and amount thereof:

Other general reserve: 40,000,000,000 yen.

(2)	Category of surplus to decrease and amount thereof

Unappropriated retained earnings: 40,000,000,000 yen.

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Agendum No. 2: Election of twelve (12) Directors

The terms of office of all thirteen (13) Directors will expire at the close of this General Meeting of Shareholders. Accordingly, it is proposed that twelve (12) Directors be elected.

The candidates for Director are as follows:

No	Name (date of birth)	Brief Personal History, Title, Status and Representation of other Companies		Shares of the Company Owned by Candidate
shares
1	Kensuke Itoh (Dec. 17, 1937)	Apr. 1959	Joined the Company	527,072
		May 1975	Director of the Company
		Aug. 1979	Managing Director of the Company
		July 1981	Senior Managing Director of the Company
		June 1985	Executive Vice President and Representative Director of the Company
		June 1989	President and Representative Director of the Company
		June 1999	Chairman of the Board and Representative Director of the Company
		June 2005	Advisor and Director of the Company [present]

2	Noboru Nakamura (Oct. 6, 1944)	Mar. 1967	Joined the Company	4,100
		June 1991	Director of the Company
		June 1995	Managing Director of the Company
		June 1997	Senior Managing Director and Representative Director of the Company
		June 1999	Executive Vice President and Representative Director of the Company
		Aug. 2002	Executive Vice President and Representative Director of Kyocera Chemical Corporation
		June 2003	Director of the Company
		June 2005	President and Representative Director of Kyocera Chemical Corporation
		Sept. 2005	President and Representative Director of Japan Medical Materials Corporation
		Apr. 2006	Chairman of the Board and Representative Director of the Company [present]

3	Masahiro Umemura (Aug. 8, 1943)	Mar. 1966	Joined the Company	5,100
		June 1991	Director of the Company
		June 1993	Managing Director of the Company
		June 1997	Senior Managing Director and Representative Director of the Company
		June 1999	Executive Vice President and Representative Director of the Company
		June 2003	Representative Director and Executive Vice President (Executive Officer) of the Company
		June 2005	Vice Chairman of the Board and Representative Director and Chief Financial Officer of the Company
		Apr. 2006	Vice Chairman of the Board and Representative Director of the Company (In charge of Finance and Corporate Development) [present]

4

No	Name (date of birth)	Brief Personal History, Title, Status and Representation of other Companies		Shares of the Company Owned by Candidate
4	Yuzo Yamamura (Dec. 4, 1941)	Mar. 1965	Joined the Company	82,000
		June 1987	Director of the Company
		Dec. 1992	President and Representative Director of Kyocera ELCO Corporation [present]
		June 1993	Retired from office as Director of the Company
		June 1995	Senior Managing Director and Representative Director of the Company
		June 1999	Retired from office as Director of the Company
		June 2003	Director of the Company
		Apr. 2006	Vice Chairman of the Board and Representative Director of the Company [present]
		Aug. 2006	General Manager of Corporate Communication Equipment Group [present]

5	Naoyuki Morita (Apr. 8, 1942)	Mar. 1967	Joined the Company	5,600
		June 1987	Director of the Company
		June 1989	Managing Director of the Company
		June 1995	Senior Managing Director and Representative Director of the Company
		Sept. 1995	President and Representative Director of Kyocera Communication Systems Co., Ltd.
		June 1999	Retired from office as Director of the Company
		June 2003	Director of the Company
		Apr. 2006	Vice Chairman of the Board and Representative Director of the Company [present]
		June 2006	Chairman of the Board and President and Representative Director of Kyocera Communication Systems Co., Ltd. [present]

6	Makoto Kawamura (Aug. 13, 1949)	Mar. 1973	Joined the Company	3,000
		June 2001	Director of the Company
		Aug. 2002	General Manager of Corporate Cutting Tool Division of the Company
		June 2003	Retired from office as Director of the Company
Managing Executive Officer of the Company
		June 2005	President and Representative Director and Chief Operating Officer of the Company
		Apr. 2006	President and Representative Director and President and Executive Officer of the Company [present]

5

No	Name (date of birth)	Brief Personal History, Title, Status and Representation of other Companies		Shares of the Company Owned by Candidate
7	Koji Seki (Dec. 8, 1937)	May 1969	Joined Cybernet Electronics Corporation	2,318
		June 1989	Director of the Company
		Oct. 1998	Trustee of Mita Industrial Co., Ltd. (Currently Kyocera Mita Corporation)
		June 1999	Managing Director of the Company
		Jan. 2000	President and Representative Director of Kyocera Mita Corporation
		June 2001	Retired from office as Director of the Company
		June 2003	Director of the Company [present]
		June 2004	Chairman of the Board and Representative Director of Kyocera Mita Corporation
		Apr. 2006	Chairman of the Board and President and Representative Director of Kyocera Mita Corporation
		Apr. 2007	Chairman of the Board and Representative Director of Kyocera Mita Corporation [present]

8	Michihisa Yamamoto (Nov. 13, 1942)	Mar. 1970	Joined the Company	9,232
		June 1987	Director of the Company
		June 1989	Managing Director of the Company
		June 1992	Senior Managing Director and Representative Director of the Company
		June 1999	Executive Vice President and Representative Director of the Company
		June 2003	Representative Director and Executive Vice President (Executive Officer) of the Company
		Nov. 2004	President and Representative Director of Kyocera Optec Co., Ltd.
		June 2005	Director of the Company [present]
		Aug. 2006	Deputy General Manager of Corporate Communication Equipment Group (In charge of Manufacturing) [present]

9	Isao Kishimoto (Nov. 30, 1943)	Mar. 1967	Joined the Company	4,100
		June 1993	Director of the Company
		June 1997	Managing Director of the Company
		June 2001	Senior Managing Director of the Company
		June 2002	President and Representative Director of Kinseki, Limited (Currently Kyocera Kinseki Corporation) [present]
		June 2003	Director of the Company [present]

6

No	Name (date of birth)	Brief Personal History, Title, Status and Representation of other Companies		Shares of the Company Owned by Candidate
10	Hisao Hisaki (July 2, 1946)	Mar. 1969	Joined the Company	3,171
		June 1991	Director of the Company [present]
		Apr. 2000	General Manager of Communication Systems Group of the Company
		Aug. 2002	General Manager of Corporate Communication Systems Sales Division of the Company
		June 2003	Managing Executive Officer of the Company
		July 2003	Executive Vice President of Kyocera (Tianjin) Sales & Trading Corporation
		Apr. 2005	President of Kyocera (Tianjin) Sales & Trading Corporation
		Mar. 2007	Chairman of the Board and President of Kyocera (Tianjin) Sales & Trading Corporation [present]

11	Rodney N. Lanthorne (Feb. 5, 1945)	Sept. 1979	Joined Kyocera International, Inc.	(3,562 ADR)
		Jan. 1987	President and Director of the above company [present]
		June 1989	Director of the Company
		Mar. 1990	Managing Director of the Company
		June 1999	Senior Managing Director and Representative Director of the Company
		June 2003	Director of the Company [present]

12	John S. Gilbertson (Dec. 4, 1943)	Jan. 1981	Joined AVX Corporation	(17,418 ADR)
		May 1994	Chief Operating Officer of the above company
		June 1995	Director of the Company
		June 1997	Director and President and Chief Operating Officer of AVX Corporation
		June 1999	Managing Director of the Company
		July 2001	President and Director and Chief Executive Officer of AVX Corporation [present]
		June 2003	Director of the Company [present]

Notes:

1.	Mr. Kensuke Itoh is a Representative Director of Kyoto Purple Sanga Co., Ltd., with which the Company engages in transactions relating to advertisement.

2.	Mr. Noboru Nakamura is a Representative Director of Japan Medical Material Corporation with which the Company engages in transactions relating to office rental and processing of bioceram parts.

3.	Mr. Naoyuki Morita is a Representative Director of Kyocera Communication Systems Co., Ltd., with which the Company engages in transactions relating to equipment rental.

4.	Mr. Makoto Kawamura is a Chairman of the Board of Dongguan Shilong Kyocera Optics Co., Ltd. with which the Company engages in transactions relating to sale and purchase of cutting tools and thin film devices.

5.	Mr. Hisao Hisaki is a Chairman of the Board and President of Kyocera (Tianjin) Sales & Trading Corporation, with which the Company engages in transactions relating to sale of cutting tools and electronic devices.

6.	Mr. John S. Gilbertson is a President and Director and Chief Executive Officer of AVX Corporation, with which the Company engages in transactions relating to sale and purchase of electronic devices.

7.	There are no special interests between the candidates and the Company other than the aforementioned.

8.	Candidates who beneficially own Ordinary Shares of the Company by way of American Depositary Shares (ADR) are as follows:

Mr. Rodney N. Lanthorne: 3,562 shares of Common Stock of the Company (3,562 ADR)

Mr. John S. Gilbertson: 17,418 shares of Common Stock of the Company (17,418 ADR)

7

Agendum No. 3: Election of one (1) Corporate Auditor

The term of office of a Corporate Auditor, Mr. Yasuo Akashi, will expire at the close of this General Meeting of Shareholders. Accordingly, it is proposed that one (1) Corporate Auditor be elected.

With respect to this Agendum, consent from the Board of Corporate Auditors has been obtained.

The candidate for Corporate Auditor is as follows:

Name (date of birth)	Brief Personal History, Position, Status and Representation of other Companies		Shares of the Company Owned by Candidate
Yasuo Akashi (May 29, 1944)	Mar. 1967	Joined the Company	6,323 shares
	June 1991	Director of the Company
	June 1993	Managing Director of the Company
	June 1997	Senior Managing Director and Representative Director of the Company
	June 2003	Full-time Corporate Auditor of the Company [present]

Note: There are no special interests between the candidate and the Company.

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Agendum No. 4: Election of Accounting Auditor

The temporary Accounting Auditor of the Company, MISUZU Audit Corporation, will retire from the office of Accounting Auditor as the term of office will expire at the close of this General Meeting of Shareholders. Accordingly, it is proposed to elect Kyoto Audit Corporation as Accounting Auditor.

Kyoto Audit Corporation, the candidate to become the Accounting Auditor, was established in March 2007, as set forth below. It plans to retain accountants of the Kyoto Office of MISUZU Audit Corporation in July 2007, thereby becoming an audit corporation with the sufficient number of accountants to conduct the audit of the Company.

The Company believes that the Kyoto Audit Corporation, which will retain accountants of the Kyoto Office of MISUZU Audit Corporation, is the appropriate choice to become the accounting auditor of the Company for the following reasons:

(1)	Accountants of the Kyoto Office of MISUZU Audit Corporation have conducted the audit of the Company in an appropriate and stringent manner;

(2)	Accountants of the Kyoto Office of MISUZU Audit Corporation are very familiar with the business of the Company and its accounting policy; and

(3)	Continuity of the accounting audit can be secured because of the aforementioned reasons.

With respect to this Agendum, consent from the Board of Corporate Auditors has been obtained.

The candidate for Accounting Auditor is as follows:

Name	Kyoto Audit Corporation

Office	8 Naginataboko-cho, Shijo-dori Karasuma-Higashi-iru, Shimogyo-ku, Kyoto-City.

History	Established in March 2007

Outline	Capital amount:	10 million yen.
	Number of employees:	5 certified public accountants

(As of March 31, 2007)

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Agendum No. 5: Bonuses to Directors and Corporate Auditors

The Company proposes to pay bonuses to the thirteen (13) Directors and five (5) Corporate Auditors in office as of March 31, 2007 in an aggregate amount of 136,000,000 yen, which includes 125,800,000 yen for Directors and 10,200,000 yen for Corporate Auditors, taking into consideration the performance of the Company during the year ended March 31, 2007.

Agendum No. 6: Payment of Retirement Allowance to a retiring Director

Mr. Yasuo Nishiguchi will retire from the office of Director upon expiration of his term at the close of this General Meeting of Shareholders. The Company proposes to pay a retirement allowance to the Director for service rendered during his term in office, in an amount which is reasonable and in accordance with the standards prescribed by the Company.

It is also proposed that the particular amount, timing and method of payment of such allowance be determined through discussion at the meeting of the Board of Directors.

The brief personal history of the retiring Director is as follows:

Name	Brief Personal History
Yasuo Nishiguchi	June 1987	Director of the Company
	June 1989	Managing Director of the Company
	June 1992	Senior Managing Director and Representative Director of the Company
	June 1997	Executive Vice President and Representative Director of the Company
	June 1999	President and Representative Director of the Company
	June 2005	Chairman of the Board and Representative Director of the Company
	Apr. 2006	Advisor and Director of the Company [present]

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Report for the year ended March 31, 2007

(Accompanying Materials for the 53rd Ordinary General Meeting of Shareholders)

Kyocera Corporation

Notice:	This is an English translation from Japanese language of the Report for the year ended March 31, 2007 of Kyocera Corporation distributed to shareholders in Japan. The translation is prepared solely for reference and convenience of foreign shareholders. In the case of any discrepancy between this translation and the Japanese original, the latter shall prevail.

Kyocera Management Philosophy

Corporate Motto

“Respect the Divine and Love People”

Preserve the spirit to work fairly and honorably,

respecting people, our work, our company and our global community.

Management Rationale

To provide opportunities for the material and intellectual growth of all our employees, and through our joint effort, contribute to the advancement of society and humankind.

Management Philosophy

To coexist harmoniously with nature and society.

Harmonious coexistence is the underlying foundation of all our business activities as we work to create a world of abundance and peace.

Kyocera was built upon a unique foundation: the human spirit

When I founded Kyocera, I didn’t have sufficient funding, let alone decent facilities or equipment. However, I was fortunate enough to have associates with whom I felt a spiritual bond. We shared every joy and pain, just like a family. I therefore decided to run this company with faith in the human spirit. The human spirit is said to be easily changed. Yet, when a deep sense of trust exists, I have found that there is nothing stronger or more reliable than our spiritual ties.

Today, this faith in the human spirit forms the very heart of Kyocera.

Kazuo Inamori

Chairman Emeritus

Greetings

We are pleased to present to you our Report for the year ended March 31, 2007 (fiscal 2007).

During fiscal 2007, we pushed forward with the implementation of Kyocera’s “Amoeba Management,” a unique management technique which has been a driving force for growth since our earliest days. Our objectives here were to revitalize all work areas to bring about “operational excellence” and to boost ability to achieve goals, or “executional excellence.” These efforts enabled us to aggressively launch new products and enhance productivity. As a result, Kyocera achieved significant increases in sales and profits in fiscal 2007.

Going forward, Kyocera aims to be “a creative company that continues to grow” by ensuring sustainable corporate growth amid an ever-changing business environment. We will accomplish this by driving sales expansion and higher profitability in each business, and through the pursuit of synergies within the Group. At the same time, we seek to be respected by society from the perspective of corporate ethics.

We will very much appreciate the ongoing support of our shareholders for the efforts of Kyocera Group.

Noboru Nakamura

Chairman of the Board and Representative Director

Makoto Kawamura

President and Representative Director

(Accompanying Materials for the 53rd Ordinary General Meeting of Shareholders)

Business Report (From April 1, 2006 to March 31, 2007)

1. Current Conditions of Kyocera Corporation and its Consolidated Subsidiaries

(1) Business Progress and Results

Despite slow growth in individual consumption, the Japanese economy expanded moderately during the year ended March 31, 2007 (hereafter, “fiscal 2007” refers to the fiscal year ended March 31, 2007, and other fiscal years are referred to in a corresponding manner.) due to increasing capital expenditures on the back of rising corporate earnings supported by strong exports. The U.S. economy continued to expand steadily on account of growth in private capital investment, although signs of a decrease in housing investment began to appear in the second half of fiscal 2007. Increasing capital expenditures and exports drove ongoing growth in the European economy. The Chinese economy remained buoyant due to persistent growth in corporate production activities and exports.

In the digital consumer equipment market, which is the principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera” or “Kyocera Group”), a significant year-on-year increase in production of mobile phone handsets and digital TVs coupled with expanded production of new game consoles led to strong demand for components for these electronic devices.

Consolidated Financial Results

During fiscal 2007, efforts were made to strengthen Kyocera’s “Amoeba Management,” which is a unique management control system of Kyocera, in order to revitalize all business segments (“operational excellence”) and to boost ability to achieve goals (“executional excellence”) across Kyocera. Amid a favorable market environment manifesting strong demand for digital consumer equipment throughout fiscal 2007, Kyocera Group worked aggressively to launch new products and to improve productivity with the objective of achieving continuous sales expansion and high profitability. As a result, sales and profits increased in both Components and Equipment Businesses compared with fiscal 2006.

Consolidated net sales for fiscal 2007 amounted to ¥1,283,897 million, an increase of 9.4% compared with fiscal 2006. Sales in all of four reporting segments in Components Business increased over 10% compared with fiscal 2006. Sales also increased in Equipment Business due to higher sales in the Telecommunications Equipment Group and the Information Equipment Group.

All reporting segments in the Components and the Equipment Businesses recorded increases in profits. Profit from operations increased by 35.5% to ¥135,102 million, and income from continuing operations before income taxes and minority interests increased by 33.5% to ¥156,540 million. Net income increased by 52.8% to ¥106,504 million compared with fiscal 2006 due to tax refunds of ¥4,305 million pursuant to the voidance of a portion of the tax assessment relating to transfer pricing adjustment.

Notes:

1.	The amounts, number of shares and percentages(%) in Business Report are rounded to the nearest number constituting a unit.
2.	Graphs in Business Report are for reference only.

Highlights of Consolidated Results

Note:

Kyocera Corporation sold its shares of Kyocera Leasing Co., Ltd., a subsidiary engaged in financing services. As a result, business results and profit on sale of its shares of Kyocera Leasing Co., Ltd. for fiscal 2007 have been recorded as income from discontinued operations in conformity with accounting principles generally accepted in the U.S. Net sales, profit from operations and income from continuing operations before income taxes and minority interests for fiscal 2004, 2005 and 2006 have been retrospectively reclassified.

Consolidated Financial Results by Reporting Segment

Components Business:

Sales in Components Business increased by 11.9% compared with fiscal 2006 due to rising demand for digital consumer equipment such as mobile phone handsets, digital TVs and new game consoles. Operating profit in the Components Business increased by 34.6% as a result of improved profitability achieved through the effects of sales growth and reinforcement of the “Amoeba Management.”

Consolidated results by reporting segment in the Components Business are as follows:

1)	Fine Ceramic Parts Group

Net Sales increased by 17.2% compared with fiscal 2006 to ¥81,326 million.

Operating Profit increased by 42.3% compared with fiscal 2006 to ¥15,677 million.

Sales and operating profit in this reporting segment increased compared with fiscal 2006 due primarily to increased demand for ceramic parts for semiconductor fabrication equipment, spurred by strong production activities in the semiconductor industry.

2)	Semiconductor Parts Group

Net Sales increased by 12.6% compared with fiscal 2006 to ¥152,292 million.

Operating Profit increased by 25.2% compared with fiscal 2006 to ¥22,210 million.

Sales and operating profit in this reporting segment increased compared with fiscal 2006 due to rising demand for ceramic packages used in mobile phone handsets and digital cameras.

3)	Applied Ceramic Products Group

Net Sales increased by 11.5% compared with fiscal 2006 to ¥131,103 million.

Operating Profit increased by 2.1% compared with fiscal 2006 to ¥22,334 million.

Sales and operating profit in this reporting segment increased compared with fiscal 2006 due to sales growth of solar energy products, particularly in the European market, combined with increasing sales of medical materials and cutting tools.

4)	Electronic Device Group

Net Sales increased by 10.2% compared with fiscal 2006 to ¥286,156 million.

Operating Profit increased by 63.7% compared with fiscal 2006 to ¥44,487 million.

Sales and operating profit increased substantially in this reporting segment increased compared with fiscal 2006. Sales of capacitors, crystal-related components and connectors, etc., expanded due to strong production activity for digital consumer equipment. In addition, AVX Corporation, a U.S. subsidiary, improved its performance.

Equipment Business:

Sales in the Equipment Business increased by 7.8% compared with fiscal 2006 due to increased sales in the Telecommunications Equipment Group and the Information Equipment Group. Through the positive effect of increased sales in the Information Equipment Group, combined with improved profitability in the Telecommunications Equipment Group and the Optical Equipment Group, operating profit for the Equipment Business increased by 71.0% compared with fiscal 2006.

Consolidated results by reporting segment in the Equipment Business are as follows:

1)	Telecommunications Equipment Group

Net Sales increased by 9.7% compared with fiscal 2006 to ¥251,183 million .

Operating Profit was improved by ¥1,997 million compared with fiscal 2006 to ¥291 million.

Sales in this reporting segment increased compared with fiscal 2006 due to higher sales of new mobile phone handsets in Japan and overseas. Operating profit improved due to the positive effect of increased sales in the domestic mobile phone handset business and a reduction in loss at Kyocera Wireless Corp., a U.S. subsidiary.

2)	Information Equipment Group

Net Sales increased by 7.8% compared with fiscal 2006 to ¥268,781 million.

Operating Profit increased by 28.6% compared with fiscal 2006 to ¥33,970 million.

Sales in this reporting segment increased compared with fiscal 2006 due to expanded sales of digital multifunctional systems and printers overseas resulting from aggressive introduction of new products and enhanced marketing activities. The positive effect of sales growth, as well as the yen’s depreciation against the Euro and the U.S. dollar, led to an increase in operating profit.

3)	Optical Equipment Group

Net Sales decreased by 21.7% compared with fiscal 2006 to ¥11,704 million.

Operating Loss was reduced by ¥3,879 million compared with fiscal 2006 to ¥1,895 million.

Sales in this reporting segment decreased compared with fiscal 2006 due mainly to the downsizing of camera business, while operating loss was reduced through decreased expenses for structural reforms.

Others:

Net Sales increased by 7.0% compared with fiscal 2006 to ¥125,656 million.

Operating Profit was reduced by 2.3% compared with fiscal 2006 to ¥8,776 million.

Sales in this reporting segment increased compared with fiscal 2006 due mainly to growth in the telecommunications engineering business at Kyocera Communication Systems Co., Ltd. Although profit grew at Kyocera Chemical Corporation, operating profit in this reporting segment slightly declined as a result of impairment of goodwill at a Japanese subsidiary.

Note:

Kyocera Corporation sold its shares of Kyocera Leasing Co., Ltd., a subsidiary engaged in financing services included in “Others.” As a result, business results and profit on sale of its shares of Kyocera Leasing Co., Ltd. for fiscal 2007 have been recorded as income from discontinued operations in conformity with accounting principles generally accepted in the U.S. Net sales and operating profit for fiscal 2004, 2005 and 2006 have been retrospectively reclassified.

Management Measures and Significant Decision implemented during fiscal 2007

1)	Effective as from April 1, 2006, Kyocera Corporation shifted to a new management system. The executive officer system undertaken by the officers with the titles of Chief Executive Officer, Chief Financial Officer and Chief Operating Officer was abandoned, and a new system in which President and Representative Director has total responsibility for formulation and execution of group management strategies was introduced.

2)	In July 2006, Kyocera Kinseki Corporation acquired Hertz Technology Inc. as a wholly-owned subsidiary in order to further enhance its crystal products business. Through this move, the Kyocera Group will gain new technology for tuning-fork crystal units, demand for which is expected to grow for mobile phones and mobile music players, and thus expand its business as a total crystal device manufacturer. A wide range of products will be developed in the crystal products business going forward. Hertz Technology Inc. was renamed Kyocera Kinseki Hertz Corporation in October 2006.

3)	As part of its policy of business selection and concentration, Kyocera Corporation transferred its shares of Kyocera Leasing Co., Ltd., a subsidiary engaged in financing, to Diamond Lease Company Limited in August 2006. In line with this, ¥5,175 million was recorded as income from discontinued operations.

4)	In the year ended March 31, 2005, Kyocera Corporation recorded ¥12,748 million as additional taxes accompanying the receipt of a tax assessment notice based on transfer pricing adjustments from the Osaka Regional Taxation Bureau. On May 24, 2005, Kyocera filed a notice of complaint in respect of such assessment with the Bureau. On September 25, 2006, Kyocera Corporation received decision letter from the Bureau that voided a portion of the original assessment. In accordance with this decision, ¥4,305 million of tax refunds, including local taxes, was recognized as tax refunds in fiscal 2007. Kyocera Corporation remains in disagreement with the decision concerning the portion of the original assessment that was not voided, and therefore, on October 23, 2006, Kyocera submitted a written claim for examination to the Osaka Board of Tax Appeals. Furthermore, Kyocera Corporation submitted a notice stating mutual agreement with the United States to the National Tax Agency on December 26, 2006 for the purpose of avoiding duplicate taxation within Kyocera Group.

(2) Capital Expenditures

Capital expenditures for fiscal 2007 totaled ¥69,896 million, a decrease by ¥18,964 million or 21.3% compared with fiscal 2006. The main focus were on the construction of the new plants to increase production, the construction of production lines for new products and the streamlining of production processes to improve productivity in the Fine Ceramic Parts Group, the Semiconductor Parts Group, the Applied Ceramic Products Group, the Electronic Device Group and the Information Equipment Group.

Required funds for fiscal 2007 were mainly financed from internal funds.

(3) Management Challenges

To be “a creative company that continues to grow,” Kyocera seeks to continuously expand sales and to attain high profitability in its Components and Equipment Businesses. To accomplish these goals, Kyocera will continue to reinforce the “Amoeba Management” and pursue “creation of new value” in fiscal 2008.

Kyocera plans to strengthen “operational excellence,” which refers to vitality in the workplace, across development, manufacturing, sales and back office divisions. The goal is to boost “executional excellence,” which means the ability to achieve goals, and thus becoming a highly profitable company.

In addition, Kyocera aims to improve its quality, optimize manufacturing locations worldwide and expand production capacity in order to enhance management foundations in the mid to long-term range. Kyocera will create new businesses and markets by pursuing group synergies. Efforts will also be made to strengthen strategic businesses and to improve efficiency in operation of assets.

Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, particularly including China; unexpected changes in economic, political and legal conditions in China; our ability to develop, launch and produce innovative products, including meeting quality and delivery standards, and our ability to otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components manufacturing delays or defects resulting from outsourcing or internal manufacturing processes which may adversely affect our production yields and operating results; factors that may affect our exports, including a strong yen, political and economic instability, difficulties in collection of accounts receivable, decrease in cost competitiveness of our products, increases in shipping and handling costs, difficulty in staffing and managing international operations, and inadequate protection of our intellectual property; changes in exchange rates, particularly between the yen and the U.S. dollar and euro, respectively, in which we make significant sales; inability to secure skilled employees, particularly engineering and technical personnel; insufficient protection of our trade secrets and patents; holding licenses to continue to manufacture and sell certain of its products, the expense of which may adversely affects its results of operations; laws and regulations relating to the taxation, and to manufacturing and trade; events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases; the occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located; and fluctuations in the value of, and impairment losses on, securities and other assets held by us, and changes in accounting principles. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

(4) Four-Year Financial Summary

		For the years ended March 31,
		2004	2005	2006	2007
Net sales	(yen in millions)	1,132,696	1,173,660	1,173,544	1,283,897
Income from continuing operations before income taxes and minority interests	(yen in millions)	110,284	104,013	117,237	156,540
Net income	(yen in millions)	68,086	45,908	69,696	106,504
Basic earnings per share	(yen)	364.79	244.86	371.68	566.03
Total assets	(yen in millions)	1,794,758	1,745,519	1,931,522	2,130,464
Net assets	(yen in millions)	1,150,453	1,174,851	1,289,077	1,514,560
Net assets per share	(yen)	6,136.26	6,266.50	6,865.75	8,028.45

Notes:

1.	The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.
2.	Basic earnings per share is calculated using the average number of shares in issue during each respective fiscal period, and net assets per share is calculated using the number of shares in issue at the end of each respective fiscal period.
3.	Kyocera Corporation sold its shares of Kyocera Leasing Co., Ltd., a subsidiary engaged in financing services. As a result, business results and profit on sale of its shares of Kyocera Leasing Co., Ltd. for fiscal 2007 have been recorded as income from discontinued operations in conformity with accounting principles generally accepted in the U.S. Figures for fiscal 2004, 2005 and 2006 have been retrospectively reclassified.
4.	In fiscal 2004, consolidated net sales increased compared with fiscal 2003 because of steady growth in sales by the Semiconductor Parts Group and the Electronic Device Group included in the Components Business, supported by an increase in demand in the electronics industries. Consolidated net income increased, in spite of negative aspects such as a write down of inventories at a U.S. subsidiary, mainly due to an increase in profits from the Information Equipment Group including digital multifunctional systems, the Semiconductor Parts Group, the Applied Ceramic Products Group and settlement gains of a substitutional portion of the benefit obligations related to employees pension fund.
5.	In fiscal 2005, consolidated net sales increased compared with fiscal 2004 reflecting increases in sales of the Semiconductor Parts Group and the Electronic Device Group due to burgeoning component demand in the electronics industry in the first half, although sales in the Telecommunications Equipment Group declined mainly due to sluggish sales of mobile phone handsets. Consolidated net income decreased due to a one-time loss related to structural reforms in the Telecommunications Equipment Group and the Optical Equipment Group that aimed at boosting profitability, as well as additional taxes imposed as a result of tax assessment relating to transfer pricing on trade in products in past years between Kyocera Corporation and its overseas subsidiaries.
6.	In fiscal 2006, consolidated net sales remained at the same level as fiscal 2005 due to the decline in sales prices of components and the downsizing of camera business despite the steady increase in sales of the Applied Ceramic Products Group such as solar energy business. Consolidated net income increased as structural reforms came to fruition.
7.	Performance for fiscal 2007 is as described in “(1) Business Progress and Results” above.

(5) Principal Businesses (as of March 31, 2007)

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment and optical instruments, etc. The principal products are listed below:

Reporting Segments	Principal Products
Fine Ceramic Parts Group	Information & Telecommunication Components, Sapphire Substrates, Components for Semiconductor Fabrication Equipment, Components for LCD Fabrication Equipment, Automotive Components, ITS related Components, Ceramic Components for General Industrial Equipment

Semiconductor Parts Group	Surface Mount Device (SMD) Ceramic Packages, CCD /CMOS Sensor Ceramic Packages, LSI Ceramic Packages, Wireless Communication Device Packages, Optical Communication Device Packages and Components, Organic Multilayer Packages and Substrates

Applied Ceramic Products Group	Residential and Industrial Solar Power Generating Systems, Solar Cells and Modules, Cutting Tools, Printed Circuit Board Micro Drills, Jewelry, Applied Ceramic Related Products, Dental and Medical Implants

Electronic Device Group	Ceramic Capacitors, Tantalum Capacitors, Timing Devices (Temperature Compensated Crystal Oscillators (TCXOs), Ceramic Resonators, Crystal Units), RF Modules, Surface Acoustic Wave (SAW) filters, Connectors, Thermal Printheads, LED Printheads, Amorphous Silicon Drums, Liquid Crystal Displays

Telecommunications Equipment Group	CDMA Mobile Phone Handsets, Personal Handy Phone System (PHS) Related Products (PHS Mobile Phone Handsets, PHS Base Stations, High Speed Wireless Data Transmission Systems)

Information Equipment Group	Ecosys Printer, Copying Machine, Multifunctional System

Optical Equipment Group	Optical Modules and Lenses

Others	Chemical Materials for Electronic Components, Electrical Insulators, Synthetic Resin Molded Parts, Telecommunication Engineering Business, Information and Communication Technology Business, Management Consulting Business, Hotel Business, Realty Development Business, Insurance Agent and Travel Agent Business

(6) Significant Subsidiaries (as of March 31, 2007)

Name of Subsidiary	Amount of Capital (Yen in millions and others in thousands)	Ownership by Kyocera Corporation (%)	Principal Business
Kyocera Communication Systems Co., Ltd.	¥2,986	76.30	Information Technology Services
Kyocera ELCO Corporation	¥400	100.00	Manufacture and sale of electronic device related products
Kyocera Mita Corporation	¥12,000	100.00	Manufacture and sale of information equipment
Kyocera Chemical Corporation	¥10,172	100.00	Manufacture and sale of chemical materials for electronic components
Kyocera Kinseki Corporation	¥16,318	100.00	Manufacture of electronic device related products
Kyocera Solar Corporation	¥300	100.00	Sale of solar energy equipment
Kyocera Realty Development Co., Ltd.	¥50	100.00	Real estate services
Kyocera SLC Technologies Corporation	¥4,000	100.00	Manufacture and sale of organic multilayer printed circuit board
Japan Medical Materials Corporation	¥2,500	77.00	Development, manufacture and sale of medical materials and equipment
Kyocera International, Inc.	US$34,850	100.00	Investment and management service as a holding company to subsidiaries in North America region
AVX Corporation	US$1,763	69.06	Manufacture and sale of electronic device related products
Shanghai Kyocera Electronics Co., Ltd.	¥14,700	100.00	Manufacture and sale of ceramic related products and electronic device related products
Dongguan Shilong Kyocera Optics Co., Ltd.	HK$194,000	90.00	Manufacture and sale of optical equipment, cutting tools and thin film devices
Kyocera (Tianjin) Sales & Trading Corporation	US$10,000	90.00	Sale of fine ceramic related products, electronic device related products and information equipment
Kyocera Asia Pacific Pte. Ltd.	US$105	100.00	Sale of ceramic related products and electronic device related products
Universal Optical Industries Ltd.	HK$500	*100.00	Manufacture and sale of optical equipment, cutting tools and thin film devices
Kyocera Fineceramics GmbH	EURO1,687	100.00	Sale of ceramic related products, solar energy equipment and thin film devices

Note:    The ownership with * represents that of a subsidiary which is 100% owned by Kyocera Corporation.

(7) Principal Business Sites (as of March 31, 2007)

Headquarters: 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto Japan

Japan:

Kyocera Corporation	Kyocera SLC Technologies Corporation (Shiga)
Hokkaido Kitami Plant	Kyocera Solar Corporation (Kyoto)
Fukushima Tanagura Plant	Japan Medical Materials Corporation (Osaka)
Nagano Okaya Plant	Kyocera Kinseki Corporation (Tokyo)
Mie Ise Plant	Kyocera ELCO Corporation (Kanagawa)
Shiga Gamo Plant	Kyocera Display Institute Co., Ltd. (Shiga)
Shiga Yokaichi Plant	Kyocera Mita Corporation (Osaka)
Kagoshima Sendai Plant	Kyocera Mita Japan Corporation (Tokyo)
Kagoshima Kokubu Plant	Kyocera Optec Co., Ltd. (Tokyo)
Kagoshima Hayato Plant	Kyocera Communication Systems Co., Ltd. (Kyoto)
R&D Center, Yokohama	Kyocera Chemical Corporation (Saitama)
R&D Center, Keihanna (Kyoto)	Kyocera Realty Development Co., Ltd. (Tokyo)
R&D Center, Kagoshima	Hotel Kyocera Co., Ltd. (Kagoshima)
Hotel Princess Kyoto Co., Ltd. (Kyoto)
Kyocera International Co., Ltd. (Kyoto)

Overseas:

Kyocera International, Inc. (U.S.A.)	Kyocera Wireless (India) Pvt. Ltd. (India)
Kyocera America, Inc. (U.S.A.)	Kyocera Telecommunications Research Corporation (U.S.A.)
Kyocera Industrial Ceramics Corporation (U.S.A.)	Kyocera Mita America, Inc. (U.S.A.)
Kyocera Solar, Inc. (U.S.A.)	Kyocera Mita Office Equipment (Dongguan) Co., Ltd. (China)
Kyocera Tycom Corporation (U.S.A.)
Kyocera Mexicana, S.A. de C.V. (Mexico)	Kyocera Mita Europe B.V. (Netherland)
Kyocera Asia Pacific Pte. Ltd. (Singapore)	Kyocera Mita Deutschland GmbH (Germany)
Shanghai Kyocera Electronics Co., Ltd. (China)	Kyocera Yashica do Brasil Industria e Comercio Ltda. (Brazil)
Kyocera (Tianjin) Solar Energy Co., Ltd (China)
Kyocera (Tianjin) Sales & Trading Corporation (China)	Kyocera Zhenhua Communication Equipment Co., Ltd. (China)
Kyocera Precision Tools Korea Co., Ltd. (Korea)	Kyocera Hong Kong Co., Ltd. (China)
Kyocera Fineceramics GmbH (Germany)	Universal Optical Industries Ltd. (China)
AVX Corporation (U.S.A.)	Dongguan Shilong Kyocera Optics Co., Ltd. (China)
Kyocera ELCO Korea Co., Ltd. (Korea)	Piazza Investment Co., Ltd. (China)
Kyocera ELCO Hong Kong Ltd. (China)	Shanghai Kyocera Reality Development Co., Ltd. (China)
Kyocera Wireless Corp. (U.S.A)

(8) Employees (as of March 31, 2007)

Consolidated

Reporting Segments	Number of Employees	Change from the End of Fiscal 2006
Fine Ceramic Parts Group	2,951	Increase of 311
Semiconductor Parts Group	10,111	Increase of 421
Applied Ceramic Products Group	5,852	Increase of 747
Electronic Device Group	22,490	Increase of 804
Telecommunications Equipment Group	3,073	Decrease of 172
Information Equipment Group	12,194	Decrease of 170
Optical Equipment Group	1,080	Decrease of 462
Others	4,126	Increase of 515
Headquarters	1,600	Increase of 15
Total	63,477	Increase of 2,009

Note: Number	of employees represents the total number of regular employees who work full-time.

Non-consolidated

1. Number of Employees	12,613
2. Change from the End of Fiscal 2006	Increase of 156
3. Average Age	38.6
4. Average Years of Service	15.8

Note: Number	of employees represents the total number of regular employees who work full-time.

2. Shares (as of March 31, 2007)

(1)	Total number of shares authorized to be issued: 600,000,000

(2)	Total number of shares issued: 191,309,290

(Treasury stock of 2,660,201 shares is included in the total number of shares issued.)

(3)	Number of shareholders: 65,741

(4)	Major shareholders (Top 10)

Name	Number of Shares Owned (in thousands)	Shareholding Ratio (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	11,074	5.87
The Master Trust Bank of Japan, Ltd. (Trust Account)	10,900	5.78
State Street Bank and Trust Company	7,932	4.20
The Bank of Kyoto, Ltd.	7,218	3.83
Kazuo Inamori	6,806	3.61
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	5,076	2.69
The Inamori Foundation	4,680	2.48
BNP Paribas Securities (Japan) Limited	3,639	1.93
KI Enterprise Co., Ltd.	3,550	1.88
Japan Trustee Services Bank, Ltd. (Trust Account 4)	3,121	1.65

            Note:    The shareholding ratios are calculated after deduction of the treasury stock.

3. Stock Acquisition Rights (as of March 31, 2007)

Kyocera Corporation has issued the following stock acquisition rights for the purpose of granting stock options to those set forth below.

(1)	2nd Stock Acquisition Rights

(i)	Number of stock acquisition rights currently issued: 2,666
(ii)	Six (6) Directors hold 260 stock acquisition rights in aggregate and one (1) Corporate Auditor holds 30 stock acquisition rights in aggregate out of (i) above.
(iii)	Kind of shares to be issued upon exercise of stock acquisition rights: Common Stock of Kyocera Corporation
(iv)	Number of shares to be issued upon exercise of stock acquisition rights: 266,600 shares (One stock acquisition right will entitle the holder thereof to acquire 100 shares.)
(v)	Issue price of stock acquisition rights: Nil
(vi)	Amount to be paid in upon exercise of stock acquisition rights: ¥7,900
(vii)	Exercise period for stock acquisition rights: From October 1, 2003 to September 30, 2008
(viii)	Permitted grantees: Directors, Corporate Auditors, Executive Officers or employees of Kyocera Corporation or a subsidiary

(2)	3rd Stock Acquisition Rights

(i)	Number of stock acquisition rights currently issued: 7,188
(ii)	Eleven (11) Directors hold 565 stock acquisition rights in aggregate and one (1) Corporate Auditor holds 30 stock acquisition rights in aggregate out of (i) above.
(iii)	Kind of shares to be issued upon exercise of stock acquisition rights: Common Stock of Kyocera Corporation
(iv)	Number of shares to be issued upon exercise of stock acquisition rights: 718,800 shares (One stock acquisition right will entitle the holder thereof to acquire 100 shares.)
(v)	Issue price of stock acquisition rights: Nil
(vi)	Amount to be paid in upon exercise of stock acquisition rights: ¥8,725
(vii)	Exercise period for stock acquisition rights: From October 1, 2004 to September 30, 2008
(viii)	Permitted grantees: Directors, Corporate Auditors, Executive Officers or employees of Kyocera Corporation or a subsidiary

(3)	4th Stock Acquisition Rights

(i)	Number of stock acquisition rights currently issued: 11,279
(ii)	Nine (9) Directors hold 570 stock acquisition rights in aggregate and one (1) Corporate Auditor holds 30 stock acquisition rights in aggregate out of (i) above.
(iii)	Kind of shares to be issued upon exercise of stock acquisition rights: Common Stock of Kyocera Corporation
(iv)	Number of shares to be issued upon exercise of stock acquisition rights: 1,127,900 shares (One stock acquisition right will entitle the holder thereof to acquire 100 shares.)
(v)	Issue price of stock acquisition rights: Nil
(vi)	Amount to be paid in upon exercise of stock acquisition rights: ¥8,619
(vii)	Exercise period for stock acquisition rights: From October 1, 2005 to September 30, 2008
(viii)	Permitted grantees: Directors, Corporate Auditors, Executive Officers or employees of Kyocera Corporation or a subsidiary

Note:    No stock acquisition right has been granted to any outside Corporate Auditor.

4. Directors and Corporate Auditors

(1) List of Directors and Corporate Auditors (as of March 31, 2007)

Position	Name	Duties, Principal Occupation and Representation of other Companies
Advisor and Director	Kensuke Itoh

Advisor and Director	Yasuo Nishiguchi

Chairman of the Board and Representative Director	Noboru Nakamura

Vice Chairman of the Board and Representative Director	Masahiro Umemura	In charge of Finance and Corporate Development

Vice Chairman of the Board and Representative Director	Yuzo Yamamura	General Manager of Corporate Communication Equipment Group, President and Representative Director of Kyocera ELCO Corporation

Vice Chairman of the Board and Representative Director	Naoyuki Morita	Chairman of the Board and President and Representative Director of Kyocera Communication Systems Co., Ltd.

President and Representative Director	Makoto Kawamura	President and Executive Officer

Director	Koji Seki	Chairman of the Board and President and Representative Director of Kyocera Mita Corporation

Director	Michihisa Yamamoto	Deputy General Manager of Corporate Communication Equipment Group (In charge of Manufacturing)

Director	Isao Kishimoto	President and Representative Director of Kyocera Kinseki Corporation

Director	Hisao Hisaki	Chairman of the Board and President of Kyocera (Tianjin) Sales & Trading Corporation

Director	Rodney N. Lanthorne	President and Director of Kyocera International, Inc.

Director	John S. Gilbertson	President and Director and Chief Executive Officer of AVX Corporation

Full-time Corporate Auditor	Yoshihiko Nishikawa

Full-time Corporate Auditor	Yasuo Akashi

Corporate Auditor	Osamu Nishieda	Attorney At Law

Corporate Auditor	Shinji Kurihara	Chairman of Takeda Hospital Management Institute, Medical Corporation Koseikai Takeda Hospital

Corporate Auditor	Shigekazu Tamura	Certified Public Accountant

Notes:

1.	Other important jobs undertaken by Directors and Corporate Auditors.

(1)	Messrs. Kensuke Ito, Advisor and Director, Masahiro Umemura, Vice Chairman of the Board and Representative Director, Yuzo Yamamura, Vice Chairman of the Board and Representative Director, Makoto Kawamura, President and Representative Director and Rodney N. Lanthorne, Director, serve as Directors of AVX Corporation.
(2)	Mr. Noboru Nakamura, Chairman of the Board and Representative Director, has served as an outside Director of KDDI Corporation since June 2006.
(3)	Mr. Yasuo Akashi, Full-time Corporate Auditor, serves as an outside Corporate Auditor of KDDI Corporation.
(4)	Mr. Yasuo Nishiguchi, Advisor and Director, served as an outside Director of KDDI Corporation until June 2006.

2.	Messrs. Osamu Nishieda, Shinji Kurihara and Shigekazu Tamura are outside Corporate Auditors as required under Item 16 of Article 2 of the Corporation Act.

3.	Mr. Shinji Kurihara, Corporate Auditor, has experience working in a financial institution, and accordingly is knowledgeable about finance and accounting.

4.	Mr. Shigekazu Tamura, Corporate Auditor, is a certified public accountant and a licensed tax accountant, and accordingly is an expert in finance and accounting.

5.	As of April 1, 2007, the “Duties, Principal Occupation and Representation of other Companies” of Mr. Koji Seki were changed to “Chairman of the Board and Representative Director of Kyocera Mita Corporation.”

(2) Remunerations to Directors and Corporate Auditors

	Number of Directors and Corporate Auditors	Amount of Remunerations
Directors	13	¥403 million
Corporate Auditors	5	¥60 million
(Outside Corporate Auditors out of five (5) Corporate Auditors above)	(3)	¥(9 million	)
Total	18	¥463 million

        Notes:

1.	It should be noted that the above mentioned remuneration to Directors does not include salaries for services as employees or Executive Officers.

2.	The above amounts of remuneration include aggregate amount of bonuses to Directors and Corporate Auditors in the amount of ¥136 million, which includes ¥126 million for Directors and ¥10 million for Corporate Auditors, which will become payable upon approval of the agendum of “Bonuses to Directors and Corporate Auditors” at the 53rd Ordinary General Meeting of Shareholders to be held on 27 June, 2007.

3.	The above remuneration includes ¥51 million, which was recorded as retirement allowances for directors, corporate auditors and executive officers for fiscal 2007.

(3) Outside Corporate Auditors

(i)	Activities of outside Corporate Auditors during fiscal 2007

(a)	Mr. Osamu Nishieda, Corporate Auditor, attended 11 out of 12 meetings of the Board of Directors and all of the 11 meetings of the Board of Corporate Auditors which were held during fiscal 2007 and expressed his views based on his knowledge and experience as an attorney at law.

(b)	Mr. Shinji Kurihara, Corporate Auditor, attended 11 out of 12 meetings of Board of Directors and all of the 11 meetings of the Board of Corporate Auditors which were held during fiscal 2007 and expressed his views based on his knowledge of and experience in corporate management.

(c)	Mr. Shigekazu Tamura, Corporate Auditor, attended 11 out of 12 meetings of Board of Directors and all of the 11 meetings of the Board of Corporate Auditors which were held during fiscal 2007 and expressed his views based on his knowledge and experience as a certified public accountant.

(ii)	Substance of agreements regarding limitation of liability.

Kyocera Corporation has entered into agreements with outside Corporate Auditors regarding the limitation of their liability for damages due to negligence in their performance of their tasks, in accordance with paragraph 1 of Article 427 of the Corporation Act and Article 36 of the Articles of Incorporation of Kyocera Corporation. The limitations on the amounts of damages to be pursued against them set under such agreements are the smallest amounts permissible under such laws.

5. Accounting Auditor

(1)	Name of Accounting Auditor

	Name	Detail
Accounting Auditor	ChuoAoyama PricewaterhouseCoopers (currently Misuzu Audit Corporation)	Lost qualification on July 1, 2006

Temporary Independent Auditors	Yamaguchi Audit Corporation	Appointed on July 26, 2006 Resigned on September 19, 2006
	Misuzu Audit Corporation (formerly ChuoAoyama PricewaterhouseCoopers)	Appointed on September 1, 2006

Notes:

1.	ChuoAoyama PricewaterhouseCoopers (which changed its name to “Misuzu Audit Corporation” on September 1, 2006), which was the accounting auditor of Kyocera Corporation, received an order dated on May 10, 2006 from the Financial Services Agency to suspend its business for a two-month period from July 1, 2006 to August 31, 2006, and, having lost its qualification to act as the Accounting Auditor of Kyocera Corporation, accordingly resigned such office on July 1, 2006.

2.	In accordance with the provisions set forth in Paragraphs 4 and 6 of Article 346 of the Corporation Act, the Board of Corporate Auditors appointed Yamaguchi Audit Corporation as temporary Independent Auditor through resolution of the Board of Corporate Auditors at its meeting held on July 19, 2006, with such position effective as from the same day. Misuzu Audit Corporation was also appointed in the same capacity through resolution of the Board of Corporate Auditors at its meeting held on August 28, 2006, with such position effective as from September 1, 2006. Yamaguchi Audit Corporation expressed its intention to resign as temporary Independent Auditor on September 19, 2006, and it was accepted on the same day.

(2)	Remunerations to Accounting Auditor

Name	(1) Remunerations payable by Kyocera Corporation to the Accounting Auditor for services for fiscal 2007	Total amount of cash and other financial benefits payable by Kyocera Corporation and its subsidiaries to the Accounting Auditor for services for fiscal 2007
Misuzu Audit Corporation (formerly ChuoAoyama PricewaterhouseCoopers)	¥361 million	¥691 million
Yamaguchi Audit Corporation	¥1 million	¥1 million

Notes:

1.	The overseas subsidiaries of Kyocera Corporation are audited by an auditing firm other than that used by Kyocera Corporation as its Accounting Auditor.

2.	In the audit agreement between Kyocera Corporation and the Accounting Auditor, remunerations are determined without separately indicating amounts payable for auditing under the Corporation Act and for auditing under the Securities and Exchange Law. Accordingly, the amounts shown in (1) in the table above represent aggregate amounts for both of these auditing services.

(3)	Details of Non-audit Services

Kyocera Corporation receives advisory services from Misuzu Audit Corporation on the establishment of internal control systems for financial reporting, and pays consideration therefor.

(4)	Policy Regarding Decision to Terminate or Not to Reappoint Accounting Auditor

In the event that the Board of Corporate Auditors determines that the Accounting Auditor is subject to any of the events as provided by Paragraph 1 of Article 340 of the Corporation Act, the Board of Corporate Auditors is authorized to terminate the office of such Accounting Auditor or to request the Board of Directors to consider proposing to the General Shareholders’ Meeting the termination or non-reappointment of such Accounting Auditor. Should anything occur to negatively impact the qualifications or independence of the Accounting Auditor, making it unlikely that such Accounting Auditor will be able to properly perform an audit, the Board of Directors, subject to prior consent of, or request from, the Board of Corporate Auditors, shall propose to the General Shareholders’ Meeting a resolution to terminate or not to reappoint such Accounting Auditor.

(5)	Disciplinary Action against Accounting Auditor

1.	Firm subject to Disciplinary Action: ChuoAoyama PricewaterhouseCoopers (which changed its name to “Misuzu Audit Corporation” on September 1, 2006)

2.	Details of Disciplinary Action: Suspension of a part of its businesses for two months from July 1, 2006 to August 31, 2006.

[Services suspended]

Statutory audit services required by the Securities and Exchange Law and the Corporation Act (with the exception of certain other audit services).

3.	Reason for Disciplinary Action: The partners of the firm engaged in the audit of Kanebo Kabushiki Kaisha willfully verified as not containing falsities the falsified financial statements included in Kanebo’s annual securities reports relating to each of its financial years ended March 1999 through March 2003.

(6)	Accounting Auditor resigned during fiscal 2007

The name of the Accounting Auditor is as set forth in (1) above.

6. System and Policy

The Company has adopted through its Board of Directors the “Kyocera Group Basic Policy for Corporate Governance and Internal Control” as follows:

Kyocera Group

Basic Policy for Corporate Governance and Internal Control

Kyocera Group has made “Respect the Divine and Love People” its corporate motto and “to provide opportunities for the material and intellectual growth of all our employees, and through our joint effort, contribute to the advancement of society and humankind.” its management rationale.

Kyocera Group always strives to maintain equity and fairness, and faces all situations with courage and conscience, and it intends to realize transparent systems for corporate governance and internal control.

Under such corporate motto and management rationale, the Board of Directors is implementing a basic policy for corporate governance and internal control as described below.

This statement of basic policy sets forth such basic policy in accordance with Paragraph 5 and item 6 of Paragraph 4 of Article 362 of the Corporation Act, and Paragraphs 1 and 3 of Article 100 of the Execution Rules of the Corporation Act, which require establishment of a system to ensure that conduct of business by the Directors will be in compliance with all applicable laws and regulations and the Articles of Incorporation and to ensure proper conduct of business by Kyocera Corporation (the “Company”) and Kyocera Group, as a whole.

I.            Corporate Governance

1.    Basic Policy for Corporate Governance

The Board of Directors of the Company defines the corporate governance of Kyocera Group to mean “structures to ensure that Directors conducting the business manage the corporations in a fair and correct manner.”

The purpose of corporate governance is to maintain soundness and transparency of management and to achieve fair and efficient corporate management, through which the management rationale of Kyocera Group can be realized.

The Board of Directors shall inculcate the “Kyocera Philosophy,” which is the basis of the management policy of Kyocera Group, into all Directors and employees working in Kyocera Group, and establish a sound corporate culture. The Board of Directors shall establish proper corporate governance through exercise of the Kyocera Philosophy (Note).

Note:	The “Kyocera Philosophy” is a corporate philosophy and life philosophy created through integration of the thoughts of the founder of the Company regarding management and life. The “Kyocera Philosophy” incorporates a wide range of matters relating to basic thoughts on management and methods of undertaking day-to-day work, based on the core criterion of “what is the right thing to do as a human being.”

2.    System for Corporate Governance

The Board of Directors of the Company determines, pursuant to the basic policy described in 1 above, the below-outlined system for corporate governance of the Company, which is the core company within Kyocera Group, to ensure that the conduct of business by the Directors is in compliance with all applicable laws and regulations and the Articles of Incorporation. The Board of Directors will constantly seek the ideal system for corporate governance and always evolve and develop its existing corporate governance system.

(1)  Organs of Corporate Governance

The Board of Directors shall establish a corporate structure in which the Corporate Auditors and the Board of Corporate Auditors will serve as organs of corporate governance pursuant to the provisions of the Articles of Incorporation, as approved by the General Meeting of Shareholders of the Company. Directors of the Company shall strictly observe the following, to ensure effective audit by the Corporate Auditors and the Board of Corporate Auditors:

(i)	Matters relating to employees to facilitate the tasks of Corporate Auditors (including matters relating to the independence of such employees from the Directors)

Representative Directors shall establish offices for the Corporate Auditors upon their request, and shall cause certain employees, nominated through prior discussion with the Corporate Auditors, to work in such offices to assist in the tasks of the Corporate Auditors and the Board of Corporate Auditors. Such employees, while still subject to the work rules of the Company, shall be under the instruction and supervision of each of the Corporate Auditors, and transfer, treatment (including evaluation) and disciplinary action relating to them shall be made only following discussion with the Corporate Auditors.

(ii)	System for reporting to the Corporate Auditors by Directors and employees and other systems relating to reporting to the Corporate Auditors

In the event that any Director becomes aware of any matter that breaches or may breach any law or regulation or the Articles of Incorporation, or in the event that any Director becomes aware of any matter that may cause substantial damage to Kyocera Group, he or she shall immediately report thereon to the Board of Corporate Auditors. In addition, in the event that any Corporate Auditor or the Board of Corporate Auditors requests a report from any Director pursuant to the Regulations of the Board of Corporate Auditors, such Director shall comply with such request.

Representative Directors shall cause the internal audit department to report regularly the status of the internal audit to the Corporate Auditors. In addition, upon request from the Corporate Auditors, Representative Directors shall cause any specified department(s) to report the status of their conduct of business directly to the Corporate Auditors. Representative Directors shall also maintain a “system for internal complaint reporting to the Board of Corporate Auditors,” established by the Board of Corporate Auditors, under which employees, suppliers and customers of the Company may submit complaints directly to the Board of Corporate Auditors.

(iii)	Other systems to ensure effective audit by the Corporate Auditors

In the event that Representative Directors are requested by any Corporate Auditor to effectuate any of the following matters, as necessary to establish a system to ensure effective audit by the Corporate Auditors, Representative Directors shall comply with such request:

a.	Attendance at important meetings;

b.	Inspection of minutes of important meetings, important approval documents and important agreements, etc.; and

c.	Meetings with Representative Directors to exchange opinions regarding management of the Company in general.

(2) Kyocera Philosophy Education

Representative Directors of the Company shall undertake “Kyocera Philosophy Education” from time to time in order to inculcate the “Kyocera Philosophy” into the Directors (including themselves) and employees of Kyocera Group.

II.   Internal Controls

1.    Basic Policy for Internal Controls

The Board of Directors of the Company defines the internal controls of Kyocera Group to mean “systems to be established within the corporate organization to achieve management policy and master plans in a fair manner, in order for the Directors undertaking management of the Company to effectuate management policy.” The Board of Directors of the Company will establish internal controls through implementation of the “Kyocera Philosophy.”

2.    System for Internal Controls

Under the policy as described in 1 above, the Board of Directors shall cause Representative Directors to establish the systems described below. In addition, the Board of Directors shall constantly evolve and develop such systems, seeking an ideal system of internal controls.

(1)	Management and maintenance of information relating to conduct of business by Directors

Representative Directors shall establish the “Kyocera Disclosure Committee” as a system for making timely and appropriate disclosure of information and for properly maintaining information relating to the conduct of business by the Directors in accordance with applicable laws and regulations and the internal rules of the Company.

(2)	Internal Rules and systems relating to management of risk of loss, and systems to ensure that conduct of business by employees is in compliance with applicable laws and regulations and the Articles of Incorporation.

Representative Directors shall create a risk management department in order to establish a risk management system for Kyocera Group. Representative Directors shall also establish systems to undertake necessary actions from time to time.

Representative Directors shall establish “employee consultation corners” as an internal complaint reporting system within Kyocera Group, so that employees who become aware of any matter that breaches or may breach laws or regulations or the Articles of Incorporation or other internal rules can report thereon. The employee consultation corners will take appropriate action in respect of reports received thereby, which shall be treated in accordance with the Law for Protection of Reporters in the Public Interest.

(3)	Systems to ensure efficient conduct of business by Directors

Representative Directors shall clearly delegate authority and related responsibility by establishing an executive officer system to achieve efficient and effective conduct of business. Representative Directors shall cause the executive officers to report the status of their conduct of business, and, accordingly, a system shall be maintained under which Representative Directors can verify whether business is conducted efficiently.

(4)	System to ensure appropriate conduct of business at Kyocera Group

In addition to the matters described in (1) through (3) above, as a system to ensure the appropriate conduct of business at Kyocera Group, Representative Directors shall establish the Kyocera Group Management Committee. Such Committee shall discuss important matters relating to Kyocera Group and receive reports relating thereto. Representative Directors shall also establish an internal audit department in order to conduct audits regularly to evaluate the appropriateness of conduct of business at Kyocera Group.

The current status of systems relating to internal control established is as follows:

(1)	The “Kyocera Code of Conduct” was established in June 2000.

(2)	The Risk Management Division was established in September 2000 in order to create a thorough system to ensure compliance with laws and regulations and internal rules.

(3)	The Kyocera Management Committee was established in January 2001, and was renamed the “Kyocera Group Management Committee” as from August 2002.

(4)	The Kyocera Disclosure Committee was established in April 2003.

(5)	The Employee Consultation Corners were established in April 2003, and serve as a part of the internal complaint system.

(6)	The executive officer system was introduced in June 2003 to improve the management efficiency.

(7)	The Global Audit Department was established in May 2005 to undertake internal audits, and it conducts audits of the businesses of the Company and its consolidated subsidiaries regularly, reporting the result of such audits to the Directors and Corporate Auditors of the Company. It also serves as a mechanism for meeting the requirements of the Sarbanes-Oxley Act of the United States of America.

(8)	The CSR Committee was established in November 2005.

Consolidated Balance Sheets

	Yen in millions
	March 31,		Increase (Decrease)
	2006	2007
	Amount	Amount	Amount
Current assets :
Cash and cash equivalents	¥300,809	¥282,208	¥(18,601)
Short-term investments	87,942	213,495	125,553	(1)
Trade notes receivables	24,597	25,033	436
Trade accounts receivables	210,393	236,380	25,987
Short-term finance receivables	39,505	—	(39,505	)(2)
Less allowances for doubtful accounts and sales returns	(7,425)	(5,960)	1,465
Inventories	190,564	209,188	18,624
Deferred income taxes	40,411	45,390	4,979
Other current assets	33,872	40,757	6,885

Total current assets	920,668	1,046,491	125,823

Non-current assets :
Investments and advances :
Investments in and advances to affiliates and unconsolidated subsidiaries	7,355	10,093	2,738
Securities and other investments	553,377	690,568	137,191	(3)

Total investments and advances	560,732	700,661	139,929
Long-term finance receivables	80,970	—	(80,970	)(2)
Property, plant and equipment, at cost :
Land	58,286	56,806	(1,480)
Buildings	249,506	261,998	12,492
Machinery and equipment	697,383	729,636	32,253
Construction in progress	13,473	7,362	(6,111)
Less accumulated depreciation	(733,302)	(774,896)	(41,594)

Total property, plant and equipment, at cost	285,346	280,906	(4,440)
Goodwill	31,351	32,894	1,543
Intangible assets	31,227	24,657	(6,570)
Other assets	21,228	44,855	23,627

Total non-current assets	1,010,854	1,083,973	73,119

Total assets	¥1,931,522	¥2,130,464	¥198,942

Comments:

(1)	Short-term investments increased due primarily to the transfer of funds from cash and cash equivalents to high-yield certificates of deposit.

(2)	Kyocera included finance receivables of Kyocera Leasing Co., Ltd. both in short-term and long-term finance receivables in fiscal 2006. As Kyocera Leasing Co., Ltd. has been excluded from the scope of consolidation due to the sale of its shares, the amount outstanding has disappeared.

(3)	Securities and other investments increased due mainly to an increase in the market value of shares of KDDI Corporation.

Note:	The consolidated balance sheets as of March 31, 2006 and indications of increase (decrease) of amounts as a result of comparison thereof with the consolidated balance sheets as of March 31, 2007 as well as comments relating thereto do not constitute any part of the accompanying materials for the 53rd Ordinary General Meeting of Shareholders. They are presented solely for shareholders’ ease of comparison.

	Yen in millions
	March 31,
	2006	2007	Increase (Decrease)
	Amount	Amount	Amount
Current liabilities :
Short-term borrowings	¥90,865	¥15,250	¥(75,615	)(1)
Current portion of long-term debt	16,347	5,853	(10,494)
Trade notes and accounts payable	103,503	100,295	(3,208)
Other notes and accounts payable	51,997	49,134	(2,863)
Accrued payroll and bonus	37,998	41,680	3,682
Accrued income taxes	27,658	36,475	8,817
Other accrued liabilities	31,414	33,391	1,977
Other current liabilities	18,841	24,110	5,269

Total current liabilities	378,623	306,188	(72,435)

Non-current liabilities :
Long-term debt	33,360	7,283	(26,077	)(1)
Accrued pension and severance liabilities	27,092	16,297	(10,795)
Deferred income taxes	125,686	206,858	81,172	(2)
Other non-current liabilities	12,742	12,355	(387)

Total non-current liabilities	198,880	242,793	43,913

Total liabilities	577,503	548,981	(28,522)

Minority interests in subsidiaries	64,942	66,923	1,981
Stockholders’ equity :
Common stock	115,703	115,703	—
Additional paid-in capital	161,994	162,363	369
Retained earnings	967,576	1,055,293	87,717
Accumulated other comprehensive income	72,947	203,056	130,109	(3)
Treasury stock, at cost	(29,143)	(21,855)	7,288

Total stockholders’ equity	1,289,077	1,514,560	225,483

Total liabilities, minority interests and stockholders’ equity	¥1,931,522	¥2,130,464	¥198,942

Comments:

(1)	Both short-term borrwings and long-term debt decreased due primarily to the sale of shares in Kyocera Leasing Co., Ltd., which resulted in the elimination of liabilities previously recorded at Kyocera Leasing Co., Ltd.

(2)	Income tax liabilities increased in line with an increase in the total market value of shares of KDDI Corporation.

(3)	Net unrealized gains on securities increased due primarily to an increase in the market value of shares of KDDI Corporation.

Consolidated Statements of Income

	Yen in millions and shares in thousands, except per share amounts
	Years ended March 31,		Increase (Decrease)
	2006	2007
	Amount	Amount	Amount
Net sales	¥1,173,544	¥1,283,897	¥110,353
Cost of sales	835,042	900,470	65,428

Gross profit	338,502	383,427	44,925
Selling, general and administrative expenses	238,807	248,325	9,518

Profit from operations	99,695	135,102	35,407
Other income (expenses) :
Interest and dividend income	8,990	15,472	6,482	(1)
Interest expense	(1,301)	(1,647)	(346)
Foreign currency transaction losses, net	(316)	(65)	251
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(1,216)	2,621	3,837	(2)
Gains on sales and maturities of securities, net	1,472	3,819	2,347
Gains on exchange for the shares	5,294	24	(5,270	)(3)
Gain on sale of investment in an affiliate	6,931	26	(6,905	)(4)
Loss on impairment of investment in an affiliate	(3,492)	—	3,492
Other, net	1,180	1,188	8

Total other income	17,542	21,438	3,896

Income from continuing operations before income taxes and minority interests	117,237	156,540	39,303
Income taxes	46,760	48,887	2,127	(5)

Income from continuing operations before minority interests	70,477	107,653	37,176
Minority interests	(4,389)	(6,324)	(1,935)

Income from continuing operations	66,088	101,329	35,241
Income from discontinued operations	3,608	5,175	1,567	(6)

Net income	¥69,696	¥106,504	¥36,808

Comments:

(1)	Dividends from KDDI Corporation and interest income in Kyocera Corporation and a U.S. subsidiary increased.

(2)	Kyocera recorded equity method income from Willcom, Inc., an affiliate engaged in the PHS business.

(3)	Kyocera recorded a valuation gain in line with the exchange of shares held in UFJ Holdings, Inc. for shares of Mitsubishi UFJ Financial Group, Inc. in fiscal 2006.

(4)	Kyocera recorded gain on sale of investment in an affiliate following the sale of shares held in Taito Corporation in fiscal 2006.

(5)	Income taxes for fiscal 2007 include refunded tax of ¥4.3 billion in line with the retraction of a portion of the punishment relating to transfer pricing taxation.

(6)	Kyocera sold Kyocera Leasing Co., Ltd. in fiscal 2007 and discontinued operations in the finance business. Accordingly, the sales results and gain on sale of Kyocera Leasing Co., Ltd were recorded as income from discontinued operations.

Note:	The consolidated statements of income for the year ended March 31, 2006 and indications of increase (decrease) of amounts as a result of comparison thereof with the consolidated statements of income for the year ended March 31, 2007 as well as comments relating thereto do not constitute any part of the accompanying materials for the 53rd Ordinary General Meeting of Shareholders. They are presented solely for shareholders’ ease of comparison.

Consolidated Statement of Stockholders’ Equity

	(Yen in millions and shares in thousands)

(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Comprehensive income
Balance, March 31, 2006 (187,755)	¥115,703	161,994	967,576	72,947	(29,143)
Net income for the year			106,504			¥106,504
Net unrealized gains on securities				102,021		102,021
Net unrealized gains on derivative financial instruments				138		138
Minimum pension liability adjustment				(82)		(82)
Foreign currency translation adjustments				10,474		10,474

Total comprehensive income for the year						¥219,055

Adjustment for initially applying SAFS No. 158, net of tax				17,558
Cash dividends			(18,787)
Purchase of treasury stock (24)					(251)
Reissuance of treasury stock (918)		127			7,539
Stock option plan of subsidiaries		242

Balance, March 31, 2007 (188,649)	¥115,703	¥162,363	¥1,055,293	¥203,056	¥(21,855)

Note:	SFAS No.158 stands for Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”

Consolidated Cash Flows (For Reference Only)

	(Yen in millions)
	Years Ended March 31,
	2006	2007
Cash flow from operating activities	171,077	149,644
Cash flow from investing activities	(165,467)	(151,703)
Cash flow from financing activities	(23,289)	(20,645)
Effect of exchange rate changes on cash and cash equivalents	7,896	4,103
Net decrease in cash and cash equivalents	(9,783)	(18,601)
Cash and cash equivalents at beginning of year	310,592	300,809
Cash and cash equivalents at end of year	300,809	282,208

Notes to Consolidated Financial Statements

1. Basis of preparation of Consolidated Financial Statements

(1) Scope of consolidation

Number of consolidated subsidiaries: 167

Regarding significant consolidated subsidiaries, please refer to “Business Report, 1. Current Conditions of Kyocera Corporation and its Consolidated Subsidiaries, (6) Significant Subsidiaries.”

Major non-consolidated subsidiary: Kyoto Purple Sanga Co., Ltd.

Reason for exclusion from scope of consolidation:

This subsidiary is excluded from the scope of consolidation, because assets, sales, net income and retained earnings are not material to the consolidated financial condition and business result.

(2) Scope of application of the equity method

Number of non-consolidated subsidiaries and affiliates accounted for by the equity method: 12

Major affiliates accounted for by the equity method:         Willcom, Inc.

(3) Changes in scope of consolidation

Increase by acquisition etc.: 7	Hertz Technology Inc. (Currently Kyocera Kinseki Hertz Corporation) and others

Decrease by liquidation etc.: 8	Kyocera Leasing Co., Ltd. and others

(4) Changes in scope of application of the equity method

Decrease by sold etc.: 2	Impact Networking, LLC. and the other

(5) Summary of significant accounting policies

1) Financial statement presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America pursuant to the provision of paragraph 1 of Article 148 of the Corporate Calculation Rules of Japan. Certain disclosures required under principles generally accepted in the United States of America are omitted pursuant to the same provision.

2) Valuation of inventories

Finished goods and work in process are mainly stated at the lower cost or market, the cost being determined by the average method. Other inventories are mainly stated at the lower cost or market, the cost being determined by the first-in, first-out method.

3) Valuation of securities

Kyocera has adopted Statement of Financial Accounting Standards No.115, “Accounting for Certain Investments in Debt and Equity Securities.”

Held-to-maturity securities are recorded at amortized cost.

Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and recorded in other comprehensive income, net of tax.

4) Depreciation method of Property, Plant and Equipment

Depreciation is computed at rates based on the estimated useful lives of assets using the declining balance method.

5) Goodwill and other intangible assets

Kyocera has adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

Goodwill and intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. Intangible assets with definite useful lives are amortized over their respective estimate useful lives.

6) Accounting for allowance and accruals

Allowance for doubtful accounts : Kyocera makes provision based on the actual past ratio of losses on bad debts in addition to estimates of uncollectible amounts based on analysis of certain individual receivables.

Accrued pension and severance cost : Kyocera adopts Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions” and Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” Kyocera recognize the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability in the consolidated balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Prior service cost is amortized by the straight-line method over the average remaining service period of employees. Actuarial gain or loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

(6)	Change in accounting policies

Kyocera adopted Statement of Financial Accounting Standards No. 158 at March 31, 2007. As a result of this adoption, on the consolidated balance sheet, “Other Assets” increased by ¥23,661 million and “Accumulated Other Comprehensive Income” increased by ¥17,558 million, respectively. This adoption did not have an influence on the consolidated statement of income.

2. Notes to Consolidated Balance Sheets

(1) Allowances for doubtful accounts -non-current	¥2,111 million

(2) Accumulated other comprehensive income

Net unrealized gains on securities	¥184,670 million
Net unrealized gains on derivative financial instruments	¥63 million
Adjustment for initially applying SFAS. No. 158, net of tax	¥15,419 million
Foreign currency translation adjustments	¥2,904 million

(3) Assets pledged as collateral

Tangible fixed assets	¥5,374 million

The assets above are mortgages for ¥2,584 million long-term debts and ¥672 million current portion of long-term debts.

(4) Guarantee obligation

Guarantees for debts	¥1,030 million

3. Notes to Consolidated Statement of Stockholders’ Equity

(1) Number of shares issued

	Shares in thousands
Kind of shares	March 31, 2006	Increase	Decrease	March 31, 2007
Common stock	191,309	—	—	191,309

(2) Dividends

1) Cash dividends

Resolutions	Kind of shares	Aggregate amount	Per share amount	Record date	Effective date
Ordinary General Meeting of Shareholders on June 23, 2006	Common stock	¥9,387 million	¥50	March 31, 2006	June 26, 2006

Board of Directors on October 30, 2006	Common stock	¥9,400 million	¥50	September 30, 2006	December 5, 2006

2) Dividends due in fiscal 2008 though arising from shares held as of March 31, 2007

Resolutions (Plan)	Kind of shares	Source	Aggregate amount	Per share amount	Record date	Effective date
Ordinary General Meeting of Shareholders on June 27, 2007	Common stock	Retained earnings	¥11,319 million	¥60	March 31, 2007	June 28, 2007

3) Stock acquisition rights as of March 31, 2007

	Ordinary General Meeting of Shareholders June 25, 2003	Ordinary General Meeting of Shareholders June 25, 2004	Ordinary General Meeting of Shareholders June 28, 2005
Kind of shares to be issued	Common stock	Common stock	Common stock
Number of shares to be issued	266,600 shares	718,800 shares	1,127,900 shares
Number of stock acquisition rights currently issued	2,666	7,188	11,279

4. Notes to per share information

(1) Stockholders’ equity per share		¥8,028.45

(2) Earnings per share	Basic	¥566.03
	Diluted	¥564.79

5. Notes to significant subsequent events

    There has not been any significant event since the end of fiscal 2007.

Balance Sheets

	Yen in millions
	March 31,
	2006	2007
	Amount	Amount
Current assets :
Cash and bank deposits	¥136,870	¥203,301
Trade notes receivable	43,325	41,423
Trade accounts receivable	90,073	108,685
Marketable securities	19,331	22,937
Finished goods and merchandise	17,588	17,204
Raw materials	14,152	16,560
Work in process	17,104	20,541
Supplies	751	706
Advance payments	2,967	10,100
Prepaid expenses	—	443
Deferred income taxes	15,375	17,193
Loans to subsidiaries	1,316	16,880
Other accounts receivable	9,012	8,291
Other current assets	434	891
Allowances for doubtful accounts	(142)	(173)

Total current assets	368,156	484,982

Non-current assets :
Tangible fixed assets :
Buildings	36,978	34,921
Structures	2,268	2,091
Machinery and equipment	44,113	44,896
Vehicles	25	21
Tools, furniture and fixtures	7,477	8,139
Land	33,323	33,372
Construction in progress	4,533	900

Total tangible fixed assets	128,717	124,340

Intangible assets :
Patent rights	13,523	9,518
Trademark	143	124
Software	623	776
Other intangible assets	9	13

Total intangible assets	14,298	10,431

Investments and other assets :
Investments in securities	536,019	648,538
Investments in subsidiaries and affiliates	278,817	260,775
Investments in subsidiaries and affiliates other than equity securities	27,033	26,685
Long-term loans to subsidiaries	30,428	20,633
Impaired loans	256	238
Long-term prepaid expenses	3,785	2,458
Long-term deposits	—	31,000
Security deposits	1,918	1,823
Other investments	336	289
Allowances for doubtful accounts	(367)	(301)

Total investments and other assets	878,225	992,138

Total non-current assets	1,021,240	1,126,909

Total assets	¥1,389,396	¥1,611,891

Note:	The balance sheets as of March 31, 2006 do not constitute any part of the accompanying materials for the 53rd Ordinary General Meeting of Shareholders. It is presented solely for the shareholders’ ease of comparison.

	Yen in millions
	March 31,
	2006	2007
	Amount	Amount
Current liabilities :
Trade accounts payable	¥49,570	¥55,561
Other payables	29,659	21,774
Accrued expenses	7,610	8,356
Income taxes payables	14,200	12,550
Advance received	340	532
Deposits received	2,315	1,916
Unearned income	4	10
Accrued bonuses	10,109	11,152
Accrued bonuses for directors and corporate auditors	—	136
Warranty reserves	521	5,045
Allowances for sales returns	163	114
Other current liabilities	369	125

Total current liabilities	114,860	117,271

Non-current liabilities :
Long-term accounts payable	5,309	2,953
Deferred income taxes	118,557	191,441
Accrued pension and severance costs	17,236	12,705
Retirement allowances for directors, corporate auditors and executive officers	889	1,022
Other non-current liabilities	284	138

Total non-current liabilities	142,275	208,259

Total liabilities	257,135	325,530

Stockholders’ equity
Common stock	115,703	—
Capital surplus :
Additional paid-in capital	192,555	—
Total capital surplus	192,555	—
Retained earnings :
Legal reserves	17,207	—
General reserves	558,721	—
Reserve for special depreciation	1,584	—
Reserve for research and development	1,000	—
Reserve for dividends	1,000	—
Reserve for retirement benefits	300	—
Reserve for overseas investments	1,000	—
Other general reserve	553,837	—
Unappropriated retained earnings	69,245	—

Total retained earnings	645,173	—

Net unrealized gains on other securities	207,973	—
Treasury stock, at cost	(29,143)	—

Total stockholders’ equity	1,132,261	—

Total liabilities and stockholders’ equity	¥1,389,396	—

	Yen in millions
	March 31,
	2006	2007
	Amount	Amount
Net assets
Stockholders’ equity :
Common stock	—	115,703
Capital surplus:
Additional paid-in capital	—	192,555
Other capital surplus	—	127
Total capital surplus	—	192,682
Retained earnings :
Legal reserves	—	17,207
Other retained earnings :	—	671,140
Reserve for special depreciation	—	991
Reserve for research and development	—	1,000
Reserve for dividends	—	1,000
Reserve for retirement benefits	—	300
Reserve for overseas investments	—	1,000
Other general reserve	—	603,837
Unappropriated retained earnings	—	63,012

Total retained earnings	—	688,347
Treasury stock, at cost	—	(21,855)
Total stockholders’ equity	—	974,877
Difference of appreciation and conversion
Net unrealized gains on other securities	—	311,484

Total net assets	—	1,286,361

Total liabilities and net assets	—	¥1,611,891

Statements of Income

	Yen in millions
	Years ended March 31,
	2006	2007
	Amount	Amount
Net sales	¥477,379	¥531,557
Cost of sales	367,835	407,121

Gross profit	109,544	124,436
Selling, general and administrative expenses	69,607	75,004

Profit from operations	39,937	49,432
Non-operating income :
Interest and dividend income	26,441	25,090
Foreign currency transaction gains, net	437	1,021
Other non-operating income	6,652	6,730

Total non-operating income	33,530	32,841
Non-operating expenses :
Interest expense	14	14
Loss on disposal of inventories	2,779	7,235
Loss on long-term purchase commitment of merchandise	1,240	—
Other non-operating expenses	1,252	1,295

Total non-operating expenses	5,285	8,544

Recurring profit	68,182	73,729
Non-recurring gain :
Gain on sale of tangible fixed assets	779	327
Reversal of allowance for doubtful accounts	3	7
Reversal of allowance for doubtful accounts for a subsidiary	4,505	—
Liquidation gain on investments in securities	8	—
Gain on sale of investments in a subsidiary and an affiliate	17,593	9,084
Reversal of allowance for loss on investment in a subsidiary	5,950	—
Other non-recurring gain	51	1,987

Total non-recurring gain	28,889	11,405
Non-recurring loss :
Loss on sale and disposal of tangible fixed assets	1,189	951
Loss on transfer of investment securities	67	—
Loss on impairment of investment securities	282	—
Loss on impairment of investments in subsidiaries and affiliates	—	3,166
Loss on impairment of investments in subsidiaries other than equity securities	4,437	—
Other non-recurring loss	17	344

Total non-recurring loss	5,992	4,461

Income before income taxes	91,079	80,673
Income taxes – current	20,233	23,814
Refund of income taxes – previous years	—	(4,305)
Income taxes – deferred	2,134	(865)

Net income	68,712	¥62,029

Unappropriated retained earnings carried forward from the previous year	9,974	—
Net realized loss on treasury stock, at cost	67	—
Interim dividends	9,374	—

Unappropriated retained earnings at the end of the year	¥69,245	—

Note:	The statements of income for the year ended March 31, 2006 do not constitute any part of the accompanying materials for the 53rd Ordinary General Meeting of Shareholders. It is presented solely for the shareholders’ ease of comparison.

Statement of Changes in Net Assets

	Yen in millions
	Year ended March 31, 2007
	Stockholders' equity															Difference of appreciation and conversion
	Common stock	Capital surplus			Retained earnings									Treasury stock, at cost	Total stock- holders' equity	Net unrealized gains on other securities	Total unrealized gain(loss) on appreciation and conversion	Total net assets
		Addi- tional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings							Total retained earnings
						Reserve for special depre- ciation	Reserve for research and develop- ment	Reserve for dividends	Reserve for retirement benefits	Reserve for overseas invest- ments	Other general reserve	Unappro- priated retained earnings
Balance, March 31, 2006	¥115,703	192,555	—	192,555	17,207	1,584	1,000	1,000	300	1,000	553,837	69,245	645,173	(29,143)	924,288	207,973	207,973	¥1,132,261
Changes in net assets
Appropriation to reserve for special depreciation*	—	—	—	—	—	623	—	—	—	—	—	(623)	—	—	—	—	—	—
Reversal of reserve for special depreciation*	—	—	—	—	—	(595)	—	—	—	—	—	595	—	—	—	—	—	—
Appropriation to reserve for special depreciation	—	—	—	—	—	2	—	—	—	—	—	(2)	—	—	—	—	—	—
Reversal of reserve for special depreciation	—	—	—	—	—	(623)	—	—	—	—	—	623	—	—	—	—	—	—
Appropriation to general reserve*	—	—	—	—	—	—	—	—	—	—	50,000	(50,000)	—	—	—	—	—	—
Dividends*	—	—	—	—	—	—	—	—	—	—	—	(9,387)	(9,387)	—	(9,387)	—	—	(9,387)
Dividends	—	—	—	—	—	—	—	—	—	—	—	(9,400)	(9,400)	—	(9,400)	—	—	(9,400)
Bonuses for directors and corporate auditors*	—	—	—	—	—	—	—	—	—	—	—	(68)	(68)	—	(68)	—	—	(68)
Net income	—	—	—	—	—	—	—	—	—	—	—	62,029	62,029	—	62,029	—	—	62,029
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	—	—	—	—	(251)	(251)	—	—	(251)
Reissurance of treasury stock	—	—	127	127	—	—	—	—	—	—	—	—	—	7,539	7,666	—	—	7,666
Net change in items other than stockholders’ equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	103,511	103,511	103,511
Total changes in net assets	—	—	127	127	—	(593)	—	—	—	—	50,000	(6,233)	43,174	7,288	50,589	103,511	103,511	154,100

Balance, March 31, 2007	¥115,703	192,555	127	192,682	17,207	991	1,000	1,000	300	1,000	603,837	63,012	688,347	(21,855)	974,877	311,484	311,484	¥1,286,361

*Appropriation of retained earnings for the Ordinary General Meeting of Shareholders held in June 2006

Notes to Financial Statements

1. Summary of Significant Accounting Policies

1. Standards and methods for valuation of assets:

Held-to-maturity securities:	Amortized cost method (straight-line method)

Investments in subsidiaries and affiliates:	Cost determined by the moving average method

Other securities:

Marketable:	Based on market price of the balance sheet date (Unrealized gains and losses on those securities are reported in the stockholders’ equity and cost is determined by the moving average method.)

Non-marketable:	Cost determined by the moving average method

Derivative financial instruments:	Mark-to-market method

Finished goods, merchandise and work in process:	Finished goods and work in process are stated at the lower of cost or market, the cost being determined by the average method. Merchandise is stated at the lower of cost or market, the cost being determined by the last purchase method.

Raw materials and supplies:

Raw materials and supplies, except those for telecommunications equipment, are valued at valued at the lower of cost or market, the cost being determined by the last purchase method.

Raw materials for telecommunications equipment are valued at cost, the cost being determined by the first-in, first-out method.

2. Depreciation of non-current assets:

Tangible fixed assets:

Depreciation is computed at rates based on the estimated useful lives of assets using the declining balance method.

The principal estimated useful lives are as follows:

Buildings and structures: 2 years - 25 years

Machinery and equipment, and Tools, furniture and fixtures: 2 years - 10 years

Intangible fixed assets and long-term prepaid expenses:	Amortization is computed at rates based on the estimated useful lives of assets using the straight-line method.

3. Accounting for allowances and accruals:

Allowances for doubtful accounts:	Allowances for doubtful accounts are provided at an estimated amount of the past actual ratio of losses on bad debts. Certain allowances are provided for estimated uncollectible receivables.

Accrued bonuses for employees:	Accrued bonuses are provided based upon the amounts expected to be paid which is determined by actual payment of previous year.

Accrued bonuses for directors and corporate auditors:	Accrued bonuses are provided based upon the amounts expected to be paid.

Warranty reserves:	Warranty reserves are provided for telecommunications equipment and applied ceramic products based upon the amounts expected to be paid which is determined by actual payment of the past.

Allowances for sales returns:	Allowances for sales returns are provided at an estimated amount of the past actual ratio of losses on sales returns.

Accrued pension and severance costs:	In order to prepare for provision of retirement benefit to the employees, accrued pension and severance costs are recognized based on projected benefit obligation and plan assets at the balance sheet date. Unrecognized prior year service cost is amortized over estimated average remaining service period of employees by using the straight-line method. Actuarial gains or losses are amortized over estimated average remaining service period of employees by using the straight-line method following the year incurred.

Retirement allowances for directors, corporate auditors and executive officers:	Retirement allowances for directors, corporate auditors and executive officers are provided based upon the amounts expected to be paid which is determined by bylaw.

4. Other significant policies

Lease:	Lease transaction is accounted for at cash flow basis as usual rental transaction except for defined as finance lease transaction.

The consumption taxes:	The consumption taxes withheld upon sale and the consumption taxes paid for purchases of goods and services are not included in the amounts of respective revenue and cost or expense items in the accompanying statements of income.

5. Change of accounting policies

(1)	Accounting standard for presentation of net assets

“Accounting Standard for Presentation of Net Assets” (Accounting Standards Board of Japan (“ASBJ”) Statement No.5 issued on December 9, 2005) and “Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet” (ASBJ Statement No.8 issued on December 9, 2005) were adopted in fiscal 2007.

Net assets as of March 31, 2007 is ¥1,286,361 million.

(2)	Accounting standard for bonuses for directors and corporate auditors

“Accounting Standard for bonuses for directors and corporate auditors” (ASBJ Statement No.4 issued on November 29, 2005) was adopted for fiscal 2007, which caused decreases in profit from operations and income before income taxes by ¥136 million.

2. Notes to Balance Sheets:

1. Accumulated depreciation of tangible fixed assets	¥319,639 million

2. Guarantee
Obligation to affiliates’ financial organization:
Kyocera International Co., Ltd.	¥31 million
Kyoto Broadcasting System Company Limited	¥134 million

¥165 million

Letters of awareness for management service:
Kyocera Realty Development Co., Ltd.	¥2,288 million
Kyoto Purple Sanga Co., Ltd.	¥550 million

¥2,838 million
3. Current receivables from and short-term loans to affiliates	¥81,727 million
Long-term finance receivables from affiliates	¥21,012 million
Current payables to affiliates	¥19,543 million

3. Notes to Statements of Income:

Transactions with affiliates:
Operational transactions:
Net sales	¥228,351 million
Purchases	¥85,711 million
Selling, general and administrative expenses	¥8,951 million

Non operational transactions:
Interest and dividend income	¥17,912 million
Miscellaneous income	¥4,304 million
Miscellaneous losses	¥891 million
Purchased amount of assets	¥1,351 million
Selling amount of assets	¥1,205 million

4. Notes to Statement of Changes in Stockholders’ Equity

Number and kind of treasury stocks

	Shares in thousands
	March 31, 2006	Year ended March 31, 2007		March 31, 2007
		Increase	Decrease
Common stock	3,555	24	919	2,660
Total	3,555	24	919	2,660

Increase:
Request to purchase shares by shareholders which do not constitute a transaction unit	24 thousand shares

Decrease:
Exercise of stock acquisition rights	918 thousand shares
Request to sell shares by shareholders holding shares not constituting a transaction unit	1 thousand shares

5. Notes to Accounting for the Effects of Income Taxes

The components of the deferred tax assets and deferred tax liabilities at March 31, 2007 are as follows:

(Yen in millions)
Current:
Deferred tax assets:
Loss on revaluation of inventory	¥2,083
Accrued bonuses	4,572
Loss on revaluation of investment in subsidiaries	3,980
Provision for product warranty	2,069
Other	4,801

Total deferred tax assets	17,505
Deferred tax liabilities:
Reserve for special depreciation	(312)

Total deferred tax liabilities	(312)

Deferred tax assets, net	¥17,193

Non-current:
Deferred tax assets:
Depreciation of fixed assets	¥18,096
Reserve for retirement benefits	5,209
Investment in subsidiaries and affiliates by swap of stock	3,168
Loss on revaluation of investment in securities	3,639
Others	3,433

Sub-total of deferred tax assets	33,545
Valuation allowances	(8,155)

Total deferred tax assets	25,390
Deferred tax liabilities:
Reserve for special depreciation	(376)
Net unrealized gain on other securities	(216,455)

Total deferred tax liabilities	(216,831)
Deferred tax liabilities, net	¥(191,441)

6. Notes to fixed assets used by finance lease

Some of fixed assets used by finance lease are off balance, which consist mainly of manufacturing equipment and computer.

7. Notes to per share information

1. Net assets per share	¥6,818.80

2. Earnings per share	¥329.66

Copy of Audit Report of Accounting Auditors on Consolidated Financial Statements

Independent Auditors’ Report

(English Translation)

May 26, 2007

To the Board of Directors of

Kyocera Corporation

Misuzu Audit Corporation

Minamoto Nakamura, CPA
Engagement Partner

Keiichiro Kagi, CPA
Engagement Partner

We have audited, pursuant to Article 444, paragraph 4 of the Corporation Law of Japan, the consolidated financial statements, which consist of the consolidated balance sheet, the consolidated statement of income, the consolidated statement of stockholders’ equity and the notes to the consolidated financial statements of Kyocera Corporation (hereinafter referred to as the “Company”) for the fiscal year from April 1, 2006 to March 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kyocera Corporation and its consolidated subsidiaries as of March 31, 2007 and the consolidated result of their operations for the year then ended in conformity with accounting principles generally accepted in the United States of America pursuant to the provision of paragraph 1 of Article 148 of the Corporation Act of Japan. (Refer to Note 1 “Basis of preparation of Consolidated Financial Statements” to the consolidated financial statements.)

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

Copy of Audit Report of Accounting Auditors

Independent Auditors’ Report

(English Translation)

May 26, 2007

To the Board of Directors of

Kyocera Corporation

Misuzu Audit Corporation

Minamoto Nakamura, CPA
Engagement Partner

Keiichiro Kagi, CPA
Engagement Partner

We have audited, pursuant to Article 436, paragraph 2-1 of the Corporation Law of Japan, the financial statements, which consist of the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements and the supplementary schedules thereof of Kyocera Corporation (hereinafter referred to as the “Company”) for the 53rd fiscal year from April 1, 2006 to March 31, 2007. These financial statements and supplementary schedules thereof are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and supplementary schedules thereof based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary schedules thereof. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules thereof referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2007 and the result of its operation for the year then ended in conformity with accounting principles generally accepted in Japan.

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

Copy of Audit Report of Board of Corporate Auditors

Audit Report

The Board of Corporate Auditors, based on audit reports prepared by individual Corporate Auditor related to the execution of duties of Directors during the 53rd fiscal year from April 1, 2006 to March 31, 2007, hereby reports its results of audit, after examination and discussion, as follows:

1. Audit Methods by the individual Corporate Auditors and by the Board of Corporate Auditors

The Board of Corporate Auditors established auditing policies and role sharing for the fiscal year and received audit reports from each Corporate Auditor on the execution of his auditing activities and the result thereof. In addition, it received reports on the execution of duties from Directors and others and from the temporary Independent Auditor, and, when necessary, requested their explanations regarding such reports.

In accordance with the auditing standards for Corporate Auditors set by the Board of Corporate Auditors, each Corporate Auditor communicated with Directors, internal audit division and employees of the Company and endeavored to gather information and create an improved environment for auditing, according to the auditing policies and role sharing for the fiscal year. Corporate Auditors also attended the meetings of the Board of Directors and other important meetings, received reports from Directors and employees of the Company on business execution, and, when necessary, requested their explanations regarding those reports. Corporate Auditors also inspected documents related to important decisions and examined operations and assets at the Company’s head office and major operational establishments. Corporate Auditors also monitored and examined the systems established to ensure that the execution of duties by Directors shall be in compliance with laws and regulations and with the Company’s Articles of Incorporation, and the systems (internal control systems) established under the resolution of the Board of Directors pursuant to Paragraphs 1 and 3 of Article 100 of the Execution Rules of the Corporation Act to ensure that the Company’s operations shall be conducted appropriately. With respect to subsidiaries, Corporate Auditors took steps to facilitate communications with directors, corporate auditors and others of subsidiaries, attended the important meetings and received reports on business, and, when necessary, requested their explanations and expressed opinions, as well as examined their operations and assets. Based on the foregoing methods, Corporate Auditors reviewed the Business Report of the fiscal year and the supplementary schedules.

In addition, Corporate Auditors monitored and examined whether the temporary Independent Auditor maintains their independence and performed their audits in an appropriate manner, and received reports from the temporary Independent Auditor on the execution of their duties and, when necessary, requested their explanations regarding those reports. Corporate Auditors also received notification from the temporary Independent Auditor that they have taken steps to improve the “system for ensuring appropriate execution of their duties” (as enumerated in Article 159 of the Corporate Calculation Rules of Japan) in compliance with the “Quality Control Standards Relating to Auditing” (adopted by the Business Accounting Deliberation Council on October 28, 2005) and, when necessary, requested their explanations regarding such notification. Based on the foregoing methods, Corporate Auditors reviewed the financial statements (balance sheets, statements of income, statement of changes in net assets and notes to financial statements) for the fiscal year and supplementary schedules thereto as well as consolidated financial statements (consolidated balance sheets, consolidated statements of income, consolidated statements of stockholders’ equity and notes to consolidated financial statements).

2. Results of Audit

(1)	Result of the audit of the Business Report

(a)	The Business Report and the supplementary schedules thereto fairly present the condition of the Company in accordance with Japanese law and regulations and the Articles of Incorporation of the Company.

(b)	There has been neither unfair conduct nor any material violation of Japanese law or regulation or the Articles of Incorporation of the Company in connection with the execution of duties of the Directors.

(c)	The content of the resolution by the Board of Directors regarding internal control systems is due and proper. Furthermore, nothing has arisen that requires comment with respect to the Directors’ execution of internal control systems.

(2)	Result of the audit of financial statements and supplementary schedules thereto
The methods and results of the audit by the temporary Independent Auditor, Misuzu Audit Corporation are due and proper.

(3)	Result of the audit of consolidated financial statements
The methods and results of the audit by the temporary Independent Auditor, Misuzu Audit Corporation are due and proper.

May 29, 2007

Board of Corporate Auditors

Kyocera Corporation

Yoshihiko Nishikawa

Full-time Corporate Auditor

Yasuo Akashi

Full-time Corporate Auditor

Osamu Nishieda

Corporate Auditor

Shinji Kurihara

Corporate Auditor

Shigekazu Tamura

Corporate Auditor

Notes:

1.	Company’s former Independent Auditor, ChuoAoyama PricewaterhouseCoopers (which changed its name to “Misuzu Audit Corporation” effective September 1, 2006) received an order dated May 10, 2006 from the Financial Services Agency to suspend its business for the two-month period from July 1, 2006 to August 31, 2006. As a result, it has lost its qualification to act as the Independent Auditor of the Company and resigned from office. Therefore, in accordance with the provisions set forth in Paragraphs 4 and 6 of Article 346 of the Corporation Act, the Board of Corporate Auditors elected Yamaguchi Audit Corporation as the temporary Independent Auditor on July 19, 2006 effective from the same date, and also elected Misuzu Audit Corporation as the additional temporary Independent Auditor on August 28, 2006 effective from September 1, 2006. On September 19, 2006 Yamaguchi Audit Corporation submitted its notice of resignation to the Company and the Company accepted it on the same date, and as a result, Misuzu Audit Corporation became the sole temporary Independent Auditor of the Company.
2.	Osamu Nishieda, Shinji Kurihara and Shigekazu Tamura are outside Corporate Auditors as required under Item 16 of Article 2 and Paragraph 3 of Article 335 of the Corporation Act.